UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Core Scientific, Inc.

(Issuer)

(Name of Applicants)*

210 Barton Springs Road, Suite 300

Austin, TX 78704

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
10.00% Cash / 12.00% Cash / PIK New Secured Convertible Notes due 2029	Up to $260 million aggregate principal amount
12.50% New Secured Notes due 2028	Up to $150 million aggregate principal amount

Approximate date of proposed public offering: On the Plan Effective Date under the Plan (as defined herein) or as soon as practicable thereafter.

Name and registered address of agent for service:

Todd M. DuChene

Chief Legal Officer and Chief Administrative Officer

Core Scientific, Inc.

210 Barton Springs Road, Suite 300

Austin, TX 78704

(512) 402-5233

With a copy to: Merritt S. Johnson Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors listed on the following page are also included in this Application as Applicants.

GENERAL

1. General Information.

Core Scientific, Inc. (the “Company”) is a Delaware corporation. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form	Jurisdiction
American Property Acquisition, LLC	Limited Liability Company	Delaware
American Property Acquisitions I, LLC	Limited Liability Company	North Carolina
American Property Acquisitions VII, LLC	Limited Liability Company	Georgia
Core Scientific Acquired Mining LLC	Limited Liability Company	Delaware
Core Scientific Mining LLC	Limited Liability Company	Texas
Core Scientific Operating Company	Corporation	Delaware
Core Scientific Specialty Mining (Oklahoma) LLC	Limited Liability company	Delaware

With respect to the New Notes Indentures (as defined below), the Guarantors listed above will act as guarantors.

2. Securities Act Exemption Applicable.

Reference is made to the Disclosure Statement relating to the Third Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Debtor Affiliates (as may be amended or supplemented, the “Disclosure Statement”) and the Third Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Debtor Affiliates (as amended or supplemented, the “Plan”), copies of which are included as Exhibits T3E.1 and T3E.2, respectively. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Plan.

Pursuant to the terms of the Plan, under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company will issue:

(i)

up to $260 million aggregate principal amount of 10.00% Cash / 12.00% Cash / PIK New Secured Convertible Notes due 2029 (the “New Secured Convertible Notes”) under the indenture to be qualified hereby (the “New Secured Convertible Notes Indenture”), to each Holder of Convertible Notes Secured Claims; and

(ii)

up to $150 million aggregate principal amount of 12.50% New Secured Notes due 2028 (the “New Secured Notes” and together with the New Secured Convertible Notes, the “New Notes”) under the indenture to be qualified hereby (the “New Secured Notes Indenture” and together with the New Secured Convertible Notes Indenture, the “New Notes Indentures”) to each Holder of Convertible Notes Secured Claims.

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Plan Effective Date”).

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes pursuant to the Plan satisfies the requirements of Section 1145(a)(1) of the Bankruptcy Code. See Section 5.15 “Exemption from Securities Laws” of the Plan.

AFFILIATIONS

3. Affiliates.

Certain directors and officers of the Applicant may be deemed “affiliates” of the Applicants by virtue of their positions with the Applicants or anticipated holdings of voting securities of the Applicant. See Item 4, “Directors and Executive Officers” and Item 5, “Principal Owners of Voting Securities.”

The following list reflects the affiliates of the Applicants as of the date of this Application

Company Name	Owner	Ownership Percentage
American Property Acquisition, LLC	Core Scientific Operating Company	100%
American Property Acquisitions I, LLC (f/k/a 155 Palmer Lane, LLC)	American Property Acquisition, LLC	100%
American Property Acquisitions VII, LLC	American Property Acquisition, LLC	100%
Cedarvale Meter Holding Company, LLC	Core Scientific Operating Company	100%
Core Scientific Acquired Mining LLC	Core Scientific, Inc.	100%
Core Scientific, Inc. (f/k/a Power & Digital Infrastructure Acquisition Corp.)
Core Scientific Mining LLC	Core Scientific, Inc.	100%
Core Scientific Operating Company (f/k/a Core Scientific, Inc)	Core Scientific, Inc.	100%
Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC)	Core Scientific Operating Company	100%
RADAR LLC	Radar Relay, Inc.	100%
Radar Relay, Inc. (f/k/a Radar Relay, LLC)	Core Scientific Acquired Mining LLC	100%
Starboard Capital LLC	Radar Relay, Inc.	100%

The following list reflects the expected affiliates of the Applicants after the Plan Effective Date.

Company Name	Owner	Ownership Percentage
American Property Acquisition, LLC	Core Scientific Operating Company	100%
American Property Acquisitions I, LLC (f/k/a 155 Palmer Lane, LLC)	American Property Acquisition, LLC	100%
American Property Acquisitions VII, LLC	American Property Acquisition, LLC	100%
Core Scientific Acquired Mining LLC	Core Scientific, Inc.	100%
Core Scientific, Inc. (f/k/a Power & Digital Infrastructure Acquisition Corp.)
Core Scientific Mining LLC	Core Scientific, Inc.	100%
Core Scientific Operating Company (f/k/a Core Scientific, Inc)	Core Scientific, Inc.	100%
Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC)	Core Scientific Operating Company	100%

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. New directors of Core Scientific, Inc. will be designated on or after the Plan Effective Date in accordance with the applicable provisions of the Plan, one of whom shall be the current Chief Executive Officer of the Company. New board members, if any, for each of the Guarantors listed below, will be designated in accordance with the applicable provisions of the Plan. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Core Scientific, Inc., 210 Barton Springs Road, Suite 300, Austin, Texas 78704.

(1)	The Company

The directors and executive officers of the Company are the following individuals.

Name	Office
Michael Levitt	Chairman of the Board of Directors
Darin Feinstein	Director
Jarvis Hollingsworth	Director
Matt Minnis	Director and Chief Marketing Officer
Kneeland Youngblood	Director
Neal Goldman	Director
Adam Sullivan	President and Chief Executive Officer
Denise Sterling	Executive Vice President, Chief Financial Officer
Todd M. DuChene	Chief Legal Officer, Chief Administrative Officer and Secretary
Matt Brown	Executive Vice President, Data Center Operations
Russell Cann	Executive Vice President, Client Services
Katharine Hall	General Counsel
Steve Gitlin	Senior Vice President, Investor Relations
Carol Haines	Senior Vice President, Power and Sustainability
Jeff Pratt	Senior Vice President, Partnerships
Jeff Taylor	Senior Vice President, Chief Information Officer

(2)	The Guarantors

The directors and executive officers of Core Scientific Acquired Mining LLC are the following individuals.

Name	Office
Adam Sullivan	Chief Executive Officer
Denise Sterling	Chief Financial Officer
Todd M. DuChene	Secretary

The directors and executive officers of Core Scientific Mining LLC are the following individuals.

Name	Office
Todd M. DuChene	President, Chief Legal Officer and Secretary
Adam Sullivan	Chief Executive Officer
Denise Sterling	Chief Financial Officer

The directors and executive officers of Core Scientific Operating Company are the following individuals.

Name	Office
Adam Sullivan	Chief Executive Officer
Todd M. DuChene	Executive Vice President, General Counsel, Chief Compliance Officer, Secretary and Director
Denise Sterling	Chief Financial Officer
Michael Bros	Treasurer

The directors and executive officers of Core Scientific Specialty Mining (Oklahoma) LLC are the following individuals.

Name	Office
Adam Sullivan	Chief Executive Officer
Todd M. DuChene	Secretary

There are no directors or executive officers for any of the remaining Guarantors.

5. Principal Owners of Voting Securities.

(a)

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application. The mailing address of each holder listed in each of the tables set forth below is: c/o Core Scientific, Inc., 210 Barton Springs Road, Suite 300, Austin, Texas 78704.

Guarantor Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
American Property Acquisition, LLC	Core Scientific Operating Company	Membership Interest	NA	100%
American Property Acquisitions I, LLC	American Property Acquisition, LLC	Membership Interest	NA	100%
American Property Acquisitions VII, LLC	American Property Acquisition, LLC	Membership Interest	NA	100%
Core Scientific Acquired Mining LLC	Core Scientific, Inc.	Membership Interest	NA	100%
Core Scientific Mining LLC	Core Scientific, Inc.	Membership Interest	NA	100%
Core Scientific Operating Company	Core Scientific, Inc.	Common Stock	100	100%
Core Scientific Specialty Mining (Oklahoma) LLC	Core Scientific Operating Company	Membership Interest	NA	100%

UNDERWRITERS

6. Underwriters.

(a)

The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this Application are listed below, along with the title of each class of securities underwritten by the underwriter.

Name	Address	Title of Class of Securities Underwritten
B. Riley Principal Capital II, LLC	11100 Santa Monica Blvd Suite 800 Los Angeles, California 90025	Common stock, par value $0.0001 per share

B. Riley Securities, Inc.	11100 Santa Monica Blvd Suite 800 Los Angeles, California 90025	Common stock, par value $0.0001 per share

(b)	There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indentures that are to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a)	The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.(1) The Company

Company Name	Title of Class	Number of Shares Authorized	Number of Shares Outstanding / Principal Balance(i)
Core Scientific, Inc.	Common stock, par value $0.0001 per share	10,000,000,000	373,799,959
	Preferred Stock, par value $0.0001 per share	2,000,000,000	—
	10.0% April Secured Convertible Notes due 2025	NA	$237,584,000
	10.0% August Secured Convertible Notes due 2025	NA	$322,396,000

(i) Number of shares outstanding figures are not inclusive of warrants to purchase shares of Common Stock and other convertible instruments the Company has issued. The Company has issued warrants that, in the aggregate, are exercisable into 14,892,000 shares of Common Stock.

It is expected that, upon consummation of the Plan, the Company’s capital structure shall include (i) the New Common Interests (as defined in the Plan), (ii) the New Secured Convertible Notes, (iii) the New Secured Notes, (iv) the New Warrants (as defined in the Plan) and (v) the Contingent Payment Obligations (as defined in the Plan).

(2)	Guarantors

Guarantor Name	Title of Class	Number of Shares Authorized	Number of Shares Outstanding / Principal Balance
American Property Acquisition, LLC	Membership Interest	NA	NA
American Property Acquisitions I, LLC	Membership Interest	NA	NA
American Property Acquisitions VII, LLC	Membership Interest	NA	NA
Core Scientific Acquired Mining LLC	Membership Interest	NA	NA
Core Scientific Mining LLC	Membership Interest	NA	NA
Core Scientific Operating Company	Common Stock, par value $0.00001 per share	200,000,000	100
	Preferred Stock, par value $0.00001 per share	50,000,000	NA
Core Scientific Specialty Mining (Oklahoma) LLC	Membership Interest	NA	NA

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

New Secured Convertible Notes

The New Secured Convertible Notes will be subject to the New Secured Convertible Notes Indenture to be entered into among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions expected to be included in the New Secured Convertible Notes Indenture, and the description is qualified in its entirety by reference to the form of New Secured Convertible Notes Indenture to be filed as Exhibit T3C.1 in an amendment to this filing. The Company has not entered into the New Secured Convertible Notes Indenture as of the date of this filing, and the terms of the New Secured Convertible Notes Indenture are subject to change before it is executed. The expected terms of the New Secured Convertible Notes are described in the term sheet relating to the New Secured Convertible Notes, which is included as part of Exhibit C to the Plan. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Secured Convertible Notes Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the New Secured Convertible Notes Indenture: (1) any cross-acceleration in respect of (x) indebtedness under the Exit Facility (as defined in the Plan) and/or New Secured Notes, and (y) any other indebtedness (including any miner indebtedness) with an aggregate amount outstanding in excess of $10 million or any “termination event” or similar event under any swap or hedging agreement with a value in excess of $10 million; (2) nonpayment of principal when due; (3) nonpayment of interest, fees or other amounts after three business days; (4) (x) a material provision in the New Secured Convertible Notes Documents (as defined in the Plan) (including any subordination provision) ceasing to be in full force and effect, or any party thereto so asserting, or (y) any collateral document ceasing to create a valid and perfected second priority Lien (subject only to limited Liens that are expressly permitted to be senior by the New Secured Convertible Notes Documents) on any material portion of the Collateral purported to be covered thereby, or any party thereto so asserting; (5) any breach of, default under, or failure to perform under, any covenant or other term or agreement of any New Secured Convertible Notes Document (subject, in the case of certain affirmative covenants, to certain grace periods); (6) cessation of business; (7) default with respect to the Contingent Payment Obligations (as defined in the Plan); (8) criminal convictions or subordination documents ceasing to be in full force and effect or the Issuer or any of its subsidiaries so asserting; (9) any bankruptcy, insolvency or liquidation event in respect of the Issuer or any of its subsidiaries; (10) certain ERISA events; (11) undischarged or creditor action to enforce money judgments in excess of $10 million; and (12) and such other Events of Default to be agreed among the Debtors and the Requisite Consenting Creditors (each, as defined in the Plan).

Pursuant to the New Secured Convertible Notes Indenture, if an Event of Default (other than an Event of Default arising from clause (1) listed above) shall have occurred and be continuing, then the Trustee or the holders of not less than in aggregate principal amount of the New Secured Convertible Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Secured Convertible Notes then outstanding plus accrued interest to the date of acceleration. Notwithstanding the foregoing, if an Event of Default specified in clause (1) above occurs with respect to the Company, all outstanding New Secured Convertible Notes shall become due and payable immediately without further action, notice or declaration on the part of the Trustee or any holder.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of New Secured Convertible Notes notice of the Default within after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Secured Convertible Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Secured Convertible Notes.

(b)	Authentication and Delivery of New Secured Convertible Notes; Application of Proceeds.

The Trustee shall authenticate the initial amount of the New Secured Convertible Notes upon a written order of the Company signed by two officers. Thereafter, the Trustee shall authenticate additional New Secured Convertible Notes in unlimited amount, as and to the extent permitted by the New Convertible Notes Indenture, upon a written order of the Company in aggregate principal amount as specified in such order.

The New Secured Convertible Notes may be executed on behalf of the Company by any two Officers. The signature of these Officers on the New Secured Convertible Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Secured Convertible Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Secured Convertible Note has been authenticated under the New Secured Convertible Notes Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the New Secured Convertible Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Secured Convertible Notes. An authenticating agent may authenticate the New Secured Convertible Notes whenever the Trustee may do so. Notwithstanding the foregoing, if any New Secured Convertible Note shall have been authenticated and delivered under the New Secured Convertible Note Indenture but never issued and sold by the Company, and the Company shall deliver such New Secured Convertible Notes to the Trustee for cancellation as provided in the cancellation section of the New Secured Convertible Notes Indenture, for all purposes of the New Secured Convertible Notes Indenture such New Secured Convertible Notes shall be deemed never to have been authenticated and delivered thereunder and shall never be entitled to the benefits of the New Secured Convertible Notes Indenture.

The New Secured Convertible Notes shall be issuable only in registered form without coupons in denominations of principal amount and any integral multiple of thereafter.

(c)	Release of Collateral.

With certain exceptions, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the New Secured Convertible Notes Indenture. In addition, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the New Secured Convertible Notes Indenture have been met, then (at the Company’s expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the New Secured Convertible Notes Indenture or the Collateral Documents.

(d)	Satisfaction and Discharge.

The New Secured Convertible Notes Indenture will be discharged and will cease to be of further effect as to all outstanding New Secured Convertible Notes hereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of this New Secured Convertible Notes Indenture, when either

(1) all New Secured Convertible Notes that have been authenticated (except lost, stolen or destroyed New Secured Convertible Notes that have been replaced or paid and New Secured Convertible Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2) (A) all New Secured Convertible Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Secured Convertible Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (B) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit or the grant of liens securing such borrowing); (C) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this New Secured Convertible Notes Indenture and not provided for by the deposit required by clause (A) above; and (D) the Company has delivered irrevocable instructions to the Trustee under this New Secured Convertible Notes Indenture to apply the deposited money toward the payment of the New Secured Convertible Notes at maturity or the redemption date, as the case may be.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within after the end of each fiscal year, a certificate signed by the Company’s principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this New Secured Convertible Notes Indenture and further stating, as to the officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this New Secured Convertible Notes Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this New Secured Convertible Notes Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Secured Convertible Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any of the New Secured Convertible Notes are outstanding, deliver to the Trustee, forthwith upon the Company or any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

New Secured Notes

The New Secured Notes will be subject to the New Secured Notes Indenture to be entered into among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions expected to be included in the New Secured Notes Indenture, and the description is qualified in its entirety by reference to the form of New Secured Notes Indenture to be filed as Exhibit T3C.2 in an amendment to this filing. The Company has not entered into the New Secured Notes Indenture as of the date of this filing, and the terms of the New Secured Notes Indenture are subject to change before it is executed. The expected terms of the New Secured Notes are described in the term sheet relating to the New Secured Notes, which is included as part of Exhibit B to the Plan. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Secured Notes Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the New Secured Notes Indenture: (1) any cross-acceleration in respect of (x) indebtedness under the Exit Facility (as defined in the Plan) and/or New Secured Convertible Notes, and (y) any other indebtedness (including any miner indebtedness) with an aggregate amount outstanding in excess of $10 million or any “termination event” or similar event under any swap or hedging agreement with a value in excess of $10 million; (2) nonpayment of principal when due; (3) nonpayment of interest, fees or other amounts after three business days; (4) (x) a material provision in the New Secured Notes Documents (as defined in the Plan) (including any subordination provision) ceasing to be in full force and effect, or any party thereto so asserting, or (y) any collateral document ceasing to create a valid and perfected second priority Lien (subject only to limited Liens that are expressly permitted to be senior by the New Secured Notes Documents) on any material portion of the Collateral purported to be covered thereby, or any party thereto so asserting; (5) any breach of, default under, or failure to perform under, any covenant or other term or agreement of any New Secured Notes Document (subject, in the case of certain affirmative covenants, to certain grace periods); (6) cessation of business; (7) default with respect to the Contingent Payment Obligations (as defined in the Plan); (8) criminal convictions or subordination documents ceasing to be in full force and effect or the Issuer or any of its subsidiaries so asserting; (9) any bankruptcy, insolvency or liquidation event in respect of the Issuer or any of its subsidiaries; (10) certain ERISA events; (11) undischarged or creditor action to enforce money judgments in excess of $10 million; and (12) and such other Events of Default to be agreed among the Debtors and the Requisite Consenting Creditors (each, as defined in the Plan).

Pursuant to the New Secured Notes Indenture, if an Event of Default (other than an Event of Default arising from clause (1) listed above) shall have occurred and be continuing, then the Trustee or the holders of not less than in aggregate principal amount of the New Secured Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Secured Notes then outstanding plus accrued interest to the date of acceleration. Notwithstanding the foregoing, if an Event of Default specified in clause (1) above occurs with respect to the Company, all outstanding New Secured Notes shall become due and payable immediately without further action, notice or declaration on the part of the Trustee or any holder.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of New Secured Notes notice of the Default within after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Secured Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Secured Notes.

(b)	Authentication and Delivery of New Secured Notes; Application of Proceeds.

The Trustee shall authenticate the initial amount of the New Secured Notes upon a written order of the Company signed by two officers. Thereafter, the Trustee shall authenticate additional New Secured Notes in unlimited amount, as and to the extent permitted by the New Secured Notes Indenture, upon a written order of the Company in aggregate principal amount as specified in such order.

The New Secured Notes may be executed on behalf of the Company by any two Officers. The signature of these Officers on the New Secured Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Secured Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Secured Note has been authenticated under the New Secured Notes Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the New Secured Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Secured Notes. An authenticating agent may authenticate the New Secured Notes whenever the Trustee may do so. Notwithstanding the foregoing, if any New Secured Note shall have been authenticated and delivered under the New Secured Notes Indenture but never issued and sold by the Company, and the Company shall deliver such New Secured Notes to the Trustee for cancellation as provided in the cancellation section of the New Secured Notes Indenture, for all purposes of the New Secured Notes Indenture such New Secured Notes shall be deemed never to have been authenticated and delivered thereunder and shall never be entitled to the benefits of the New Secured Notes Indenture.

The New Secured Notes shall be issuable only in registered form without coupons in denominations of principal amount and any integral multiple of thereafter.

(c)	Release of Collateral.

With certain exceptions, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the New Secured Notes Indenture. In addition, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the New Secured Notes Indenture have been met, then (at the Company’s expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the New Secured Notes Indenture or the Collateral Documents.

(d)	Satisfaction and Discharge.

The New Secured Notes Indenture will be discharged and will cease to be of further effect as to all outstanding New Secured Notes hereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of this New Secured Notes Indenture, when either

(1) all New Secured Notes that have been authenticated (except lost, stolen or destroyed New Secured Notes that have been replaced or paid and New Secured Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2) (A) all New Secured Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Secured Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (B) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit or the grant of liens securing such borrowing); (C) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this New Secured Notes Indenture and not provided for by the deposit required by clause (A) above; and (D) the Company has delivered irrevocable instructions to the Trustee under this New Secured Notes Indenture to apply the deposited money toward the payment of the New Secured Notes at maturity or the redemption date, as the case may be.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within after the end of each fiscal year, a certificate signed by the Company’s principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this New Secured Notes Indenture and further stating, as to the officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this New Secured Notes Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this New Secured Notes Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Secured Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any of the New Secured Notes are outstanding, deliver to the Trustee, forthwith upon the Company or any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a) Pages numbered 1-21, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of the trustee under the New Notes Indentures to be qualified.*

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1(a)	Certificate of Formation of American Property Acquisition, LLC

Exhibit T3A.1(b)	Certificate of Change of Registered Agent of American Property Acquisition, LLC

Exhibit T3A.2(a)	Articles of Organization of American Property Acquisitions I, LLC (f/k/a 155 Palmer Lane, LLC)

Exhibit T3A.2(b)	Amendment of Articles of Organization (Change of Name) of Amendment of American Property Acquisitions I, LLC (f/k/a 155 Palmer Lane, LLC)

Exhibit T3A.2(c)	Designation and/or Statement of Change of Registered Office, Registered Agent or Principal Office Address of American Property Acquisitions I, LLC

Exhibit T3A.3	Articles of Organization of American Property Acquisitions VII, LLC

Exhibit T3A.4(a)	Certificate of Formation of Core Scientific Acquired Mining LLC (f/k/a XPDI Merger Sub 3, LLC)

Exhibit T3A.4(b)	Certificate of Merger (Change of Name) of Core Scientific Acquired Mining LLC

Exhibit T3A.4(c)	Certificate of Change of Registered Agent of Core Scientific Acquired Mining LLC

Exhibit T3A.5	Second Amended and Restated Certificate of Incorporation of Core Scientific, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Core Scientific, Inc., for the fiscal year ended December 31, 2022)

Exhibit T3A.6	Certificate of Formation of Core Scientific Mining LLC

Exhibit T3A.7(a)	Certificate of Incorporation of Core Scientific Operating Company (f/k/a Core Scientific, Inc., f/k/a MineCo Holdings, Inc.)

Exhibit T3A.7(b)	Certificate of Amendment (Change of Name) of Core Scientific Operating Company (f/k/a Core Scientific, Inc., f/k/a MineCo Holdings, Inc.)

Exhibit T3A.7(c)	Certificate of Change of Registered Agent of Core Scientific Operating Company (f/k/a Core Scientific, Inc.)

Exhibit T3A.7(d)	Certificate of Designations of Series A Convertible Preferred Stock of Core Scientific Operating Company (f/k/a Core Scientific, Inc.)

Exhibit T3A.7(e)	Certificate of Designations of Series B Convertible Preferred Stock of Core Scientific Operating Company (f/k/a Core Scientific, Inc.)

Exhibit T3A.7(f)	Certificate of Merger of Core Scientific Operating Company (f/k/a Core Scientific, Inc.)

Exhibit T3A.7(g)	Certificate of Amendment (Change of Name) of Core Scientific Operating Company (f/k/a Core Scientific, Inc.)

Exhibit T3A.8(a)	Certificate of Formation of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC, f/k/a IP Special Holdings, LLC)

Exhibit T3A.8(b)	Certificate of Change of Registered Agent of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC, f/k/a IP Special Holdings, LLC)

Exhibit T3A.8(c)	Certificate of Amendment (Change of Name) of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC, f/k/a IP Special Holdings, LLC)

Exhibit T3A.8(d)	Certificate of Amendment (Change of Name) of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC)

Exhibit T3B.1(a)	Amended and Restated Operating Agreement of American Property Acquisition, LLC

Exhibit T3B.1(b)	Amendment to the Operating Agreement of American Property Acquisition, LLC

Exhibit T3B.2(a)	Amended and Restated Operating Agreement of American Property Acquisitions I, LLC

Exhibit T3B.2(b)	Amendment to the Operating Agreement of American Property Acquisitions I, LLC

Exhibit T3B.3(a)	Amended and Restated Operating Agreement of American Property Acquisitions VII, LLC

Exhibit T3B.3(b)	Amendment to the Amended and Restated Operating Agreement of American Property Acquisitions VII, LLC

Exhibit T3B.4(a)	Amended and Restated Limited Liability Company Agreement of Core Scientific Acquired Mining LLC

Exhibit T3B.4(b)	Amendment to the Amended and Restated Limited Liability Company Agreement of Core Scientific Acquired Mining LLC

Exhibit T3B.5	Second Amended and Restated Bylaws of Core Scientific, Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Core Scientific, Inc., for the fiscal year ended December 31, 2022)

Exhibit T3B.6	Limited Liability Company Agreement of Core Scientific Mining LLC

Exhibit T3B.7(a)	Amended and Restated Bylaws of Core Scientific Operating Company

Exhibit T3B.7(b)	Amendment to the Amended and Restated Bylaws of Core Scientific Operating Company

Exhibit T3B.8	Amended and Restated Operating Agreement of Core Scientific Specialty Mining (Oklahoma) LLC (f/k/a GPU One Holdings, LLC)

Exhibit T3C.1	Form of New Secured Convertible Notes Indenture*

Exhibit T3C.2	Form of New Secured Notes Indenture*

Exhibit T3D	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Third Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Debtor Affiliates, dated November 16, 2023 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Core Scientific, Inc. on November 17, 2023).

Exhibit T3E.2	Third Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Debtor Affiliates, dated November 16, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Core Scientific, Inc. on November 17, 2023).

Exhibit T3F.1	Cross-reference sheet showing the location in the New Secured Convertible Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit T3F.2	Cross-reference sheet showing the location in the New Secured Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.5 hereto).*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the New Secured Convertible Notes Indenture to be qualified.*

Exhibit 25.2	Statement of Eligibility and Qualification on Form T-1 of the trustee under the New Secured Notes Indenture to be qualified.*

*	To be filed by amendment.

[SIGNATURE PAGES FOLLOW]

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Core Scientific, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of November, 2023.

CORE SCIENTIFIC, INC.

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Chief Legal Officer, Chief Administrative Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Property Acquisition, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of November, 2023.

AMERICAN PROPERTY ACQUISITION, LLC
		By:	Core Scientific Operating Company, its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Property Acquisitions I, LLC, a limited liability company organized and existing under the laws of the State of North Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of November, 2023.

AMERICAN PROPERTY ACQUISITIONS I, LLC
		By:	American Property Acquisition, LLC, its sole member
		By:	Core Scientific Operating Company, its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name:	Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Property Acquisitions VII, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of November, 2023.

AMERICAN PROPERTY ACQUISITIONS VII, LLC
		By:	American Property Acquisition, LLC, its sole member
		By:	By Core Scientific Operating Company, its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. Duchene
Name:	Michael Bros	Name:	Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Core Scientific Acquired Mining LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of November, 2023.

CORE SCIENTIFIC ACQUIRED MINING LLC
		By:	Core Scientific, Inc., its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Chief Legal Officer, Chief Administrative Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Core Scientific Mining LLC, a limited liability company organized and existing under the laws of the State of Texas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of November, 2023.

CORE SCIENTIFIC MINING LLC
		By:	Core Scientific, Inc., its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Chief Legal Officer, Chief Administrative Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Core Scientific Operating Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of November, 2023.

CORE SCIENTIFIC OPERATING COMPANY

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Core Scientific Specialty Mining (Oklahoma) LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of Austin, and State of Texas, on the 17th day of November, 2023.

CORE SCIENTIFIC SPECIALTY MINING (OKLAHOMA) LLC
		By:	Core Scientific Operating Company, its sole member

Attest:	/s/ Michael Bros	By:	/s/ Todd M. DuChene
Name:	Michael Bros	Name: Todd M. DuChene
Title: Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary